Dope Coffee Company

Pitch Video Transcript

(Part of a Presentation by Michael Loyd at a Pitch Competition)

Hey guys. So my name is Michael Lloyd. I'm the CEO and one of the cofounders of Dope Coffee Company. I graduated class 2006, Wake Forest University, and I am a former Marine officer and a veteran of the war in Afghanistan.

What is Dope Coffee? Dope Coffee is an idea. Speaking of the war in Afghanistan, one of the things that I learned in counterinsurgency is that you can't simply change cultures, change people, and change ideas through force or by spending dollars. You've got to plant ideas, you've got to see them, and you've got to grow them.

So that's what Dope Coffee is. We're an idea that communities of color, that people of color can use capitalism, culture, and commodities to change our community. We're going to do that by using our products to uplift and elevate our cultures.

Our mission is very simple. We want to serve great coffee to great people. So let's talk a little bit about the industry landscape within the specialty coffee industry. It's very monoculture, right? You get these very large corporate entities such as Coca-Cola, Starbucks, Dunkin Donuts, Nestle, who just bought out Blue Bottle a few years ago for a billion bucks. I don't know if we have any Blue Bottle drinkers in here.

There are a lot of challenges within the specialty coffee industry. A lot of times the branding is not very diverse. You can see Black Rifle Coffee here, a lot of guns out. Veterans, I know a lot of them go for that, and that's cool, particularly for communities that are interested in that type of branding.

But what you see a lot of times is that minorities, people of color, and women, they're never spoken to directly. They're never addressed directly. So there's a huge opportunity within the market to open the aperture a little bit.

And then finally, and this is really where Dope Coffee came to light, Flavors. (I know I saw a big Starbucks run this morning, right?) Tasting the flavors—sometimes it's just not very well received, and this comes from a history in America. Where did we get our coffee from? Where do we get the culture of our coffee from? This is France. This is Italy. It's a lot of dark, heavy espresso (and I don't know if we have any French or Italian people in here, maybe unless you're just a descendant), we didn't grow up drinking espresso at age six, right? And so it's something that's not necessarily embedded in our culture. And so what we do at Dope Coffee, I think we have a very unique opportunity. We have a unique opportunity, not only in terms of culture and bringing people of color to the front.

Who likes Mexican food in here? Right. So, when you go to a Mexican restaurant, you sit down, you eat Mexican food, it tastes well. And for a period of time, unless you are Mexican—I mean, Bobby, you may really get this—you're experiencing something that is outside of your norm.

This is exactly what I want to do with Dope Coffee. Like I said, I'm not making coffee to sell to Black people. I'm making coffee based on our taste preferences. I'm making other products based on our culture, and I want to export and share that with everyone. So our approach to branding, first and foremost—we gotta be relatable.

So for myself, in the coffee industry, every time I go look up coffee, I just want to look up people drinking coffee online. I never get to see someone look like me. This guy Lavert, my very first customer, I said, "Hey Lavert, I want to take photos of you. I want to put them all over the web."

"Why?"

"So that when someone else comes, who looks like you and they say, 'Man, I never saw myself as a part of this community,' they see him, they see that face. It kind of breaks down barriers.

So then, next, it's gotta be curated. So you guys are looking in the middle. That's my wife, Michelle. She's our Chief Product Officer. What we did, we sat around in a room, 50, 60 people, week after week after week, and we test and we refine our products. Like I said, it's based on this culture's tastes preference.

[Talking about people in the audience giving the thumbs up] We get the thumbs up. I got a couple of our bottled iced coffee samples too, that I'll let you guys try.

And, it's a different taste, right? Folks immediately say, "Why is it not bitter?" Well, because Black folks won't drink better stuff.

[Audience laughs.]

That's why, that's why.

And then finally, there's a level of acceptance, right? And so here's what I mean by that. So many folks have talked to communities of color in America and come in and say, we're going to do things, we're gonna make promises, and oftentimes they're not kept. But with Dope Coffee, we've tried to be very true to our core from the beginning.

So we sell bag coffee, whole bean and ground, very similar to any other coffee company. But one of the things that we're really pushing forward, too, if you see that Ethiopian iced mocha in the middle, they're ready to drink. Market is about to explode. 67% of millennials like you.

[Talking about members of the audience nodding] You're shaking your heads, you're like, yes, I want my coffee in a bottle.

And then this final product here, it's actually one of my favorites. It is a face and body scrub. It is made from recycled coffee. So when we brew the bottled iced coffee, or when we do coffee catering, we just recycle all of that, add a bunch of essential oils and a bunch of really good things.

So this is our team. That's myself. I won't talk much more about myself. My wife, Michelle, she's a dietician and she's a chef and she's also our flavorist. If you guys go down there in her labs, it's just a bunch of little beakers and droplets. She won't get up on stage and talk to you guys, but you can sample her products because they speak for themselves.

Stace. Again, he's our Operations Officer and our Creative Director. Here's our contact information in case you guys want to shoot me a message, ask any questions after this presentation, but, yeah, that's my story. And thank you guys for having me.